Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

August 11, 2020

            Re:      Givemepower Corporation

Amendment No. 2 to Form 10-12G

Filed June 25, 2020

File No. 000-31006

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 3 to Registration Statement on Form 10-12G

General

1.      You state that Alpharidge Capital, LLC, (a wholly-owned subsidiary of Givemepower) has assets that consists of $130,139, of which $26,122 are investment securities, and the remainder cash items. You conclude that Alpharidge’s holdings in investment securities consists of 20.1% of its assets, and, therefore, that Alpharidge does not meet the definition of investment company in Section 3(a)(1)(C). However, as we stated in our comment, Section 3(a)(1)(C) generally states that a company is an investment company if it acquires investment securities having a value exceeding 40% of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% Test). Accordingly, since cash and cash items are excluded from total assets when calculating the 40% Test, it appears that Alpharidge meets the definition of investment company. If Alpharidge meets the definition of investment company, then Givemepower also meets the definition, because Section 3(a)(2) defines investment securities to include securities issued by subsidiaries that are investment companies.

For these reasons, the staff of the Division of Investment Management (the “Staff”) believes that Givemepower and Alpharidge may be investment companies subject to regulation under the investment Company Act. Accordingly, please disclose that the Staff has informed you that both Givemepower and Alpharidge may be investment companies subject to regulation under the Investment Company Act. Please also disclose whether you intend to register under that Act and how registration will affect the operation of the company.

If you disagree with our assessment, please provide a detailed explanation why Givemepower and Alpharidge are not investment companies.

This has been revised and update to make the necessary disclosures.

Certain Relationships and Related Transactions

2.      We note your response to comment 2. We note the disclosure that "Except for the $41,200 zero interest loan from Goldstein Franklin Inc., there were no related party transactions during the year ended December 31, 2019 and 2018." Please update your related party transactions disclosure. In this regard, we note that your total line of  credit increased to $163,201 as of March 31, 2020. Refer to Item 404(d) of Regulation S-K.

This has been revised and updated

Unaduited Consolidated Financial Statements for the Three Months Ended March 31, 2020

3.      We note your response to comment 5; however, we are unable to locate the revisions referenced in your response. Please revise these interim financial statements to comply with Rule 8-03(a)(5) as it applies to the statement of stockholders' equity. Specifically, please revise your interim financial statements to include an analysis of the changes in each caption of stockholders' equity and noncontrolling interests presented in the  balance sheets in a note or separate statement. This analysis shall be presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which a statement of comprehensive income is required to be filed with all significant reconciling items described by appropriate captions with contributions from and distributions to owners shown separately. Refer Rules 3-04 and 8-03(a)(5) of Regulation S-X for additional guidance.

This has been revised and updated.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation